November 29, 2018

Via E-mail
Robert F. Friel
Chairman, Chief Executive Officer
       and President
PerkinElmer, Inc.
940 Winter Street
Waltham, Massachusetts 02451

       Re:    PerkinElmer, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 27, 2018
              File No. 1-05075

Dear Mr. Friel:

        We refer you to our comment letter dated November 16, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk


cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance